As filed with the Securities and Exchange Commission on June 15, 2006
Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_______________

MATRITECH, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	04-2985132 (I.R.S. Employer Identification Number)

330 Nevada Street
Newton, MA 02460
(617) 928-0820
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen D. Chubb
Chief Executive Officer
MATRITECH, INC.
330 Nevada Street
Newton, MA 02460
(617) 928-0820
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Barbara F. Johnson, Esq.
CHOATE HALL & STEWART LLP
Two International Place
Boston, Massachusetts 02110
(617) 248-5000
_______________

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☐

  If this Form is post-effective amendment to a registration statement filed pursuant to General Instruction I.D filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $.01 par value per share	7,535,483	$0.93	$7,007,999.19	$749.86

(1)
Includes up to 631,000 shares of the Registrant's common stock that may become issuable upon exercise of warrants issued to the selling security holders and placement agents on January 13, 2006. The number of shares being registered under this registration statement also includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional shares of the Registrant’s common stock as may become issuable as a result of stock splits, stock dividend or similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee and based on the average of the high and low prices of the Registrant’s common stock on the American Stock Exchange on June 14, 2006 pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion:    Dated June 15, 2006

MATRITECH, INC.

7,535,483 Shares of
Common Stock
$.01 Par Value per Share

This Prospectus relates to the resale, from time to time, of up to 7,535,483 shares of common stock, par value $.01 per share, of Matritech, Inc. that may be offered and sold by the selling security holders listed in the Prospectus under the heading “Selling Security Holders”.

Our common stock is traded on the American Stock Exchange under the symbol “MZT.” On June 14, 2006, the last reported sale price for our common stock as reported by American Stock Exchange was $0.91 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 15, 2006.

PROSPECTUS SUMMARY

This is only a summary and does not contain all the information that may be important to you. You should read the more detailed information contained in this Prospectus, including but not limited to, the risk factors beginning on page 3.

Matritech, Inc.

Matritech, Inc. is a biotechnology company principally engaged in the development, manufacture, marketing, distribution and licensing of cancer diagnostic technologies, products and services. We are focused primarily on the early detection of various types of cancer because treatment options may be greater and/or more successful and treatment costs may be lower when tumors are detected in their early stages.

The products we have developed are based on our proprietary nuclear matrix protein (“NMP”) technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. We focus our research on finding differences in the types and amounts of proteins found in the tissue, blood and urine in patients with and without cancer. We design our products to detect these differences and to generate medically useful information in order to assist physicians in their diagnosis and treatment of patients.

Our first two products, the NMP22® Test Kit and NMP22® BladderChek® Test, have been FDA approved for the monitoring and diagnosis of bladder cancer. These products are designed to detect the presence of a specific protein marker correlated to the presence of bladder cancer. We have discovered other proteins associated with cervical, breast, prostate, and colon cancer. Sysmex Corporation has licensed our NMP179® technology for use in a new cervical cancer detection system it is developing. Our goal is to utilize other protein markers to develop, through our own research staff and through strategic alliances, clinical applications to detect cancer.

Matritech, Inc. was incorporated in Delaware in 1987. Our executive offices are located at 330 Nevada Street, Newton, MA 02460 and our telephone number is (617) 928-0820. Our website address is www.matritech.com. Information contained in our website or in any other website does not constitute part of this Prospectus.

This Offering

By means of this Prospectus, the selling security holders are offering to sell up to 7,535,483 shares of our common stock, including stock that they may acquire through conversion or redemption of the Secured Convertible Notes we issued in January 2006 and through the exercise of the accompanying warrants issued to the selling security holders. We will receive no part of the proceeds from the sale of any of the shares by any of the selling security holders although we may receive up to $0.01 per share upon exercise of the warrants for 631,000 shares.

RISK FACTORS

The following risk factors should be considered carefully along with the other information contained or incorporated by reference in this Prospectus. The risk and uncertainties described or incorporated by reference herein are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our business.

     Our future financial and operational results are subject to a number of material risks and uncertainties that may affect our results of operations, including:

We may be unable to comply with provisions of our 15% Secured Convertible Promissory Notes (“Secured Convertible Notes”) and could suffer significant consequences in the event of non-compliance.

In January 2006, we sold the Secured Convertible Notes which contain substantial penalties in the event we fail to comply with their terms. Potential events of default under the Secured Convertible Notes include:

•	our failure to make payments as they become due;
•	our failure to remain listed on any of the Nasdaq Capital Market, New York Stock Exchange, American Stock Exchange (“AMEX”) or the Nasdaq Global Market;
•	our failure to have an effective registration statement available for resale of the shares;
•	failure to timely remove restrictive legends from any stock certificates delivered upon conversion;
•	our written notice or public announcement of the intention not to issue shares upon conversion;
•
our making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of our property or business or that of any subsidiary;

•	bankruptcy, insolvency or similar proceedings being filed by or against us or any subsidiary;
•	a sale or disposition of substantially all our assets;
•	our default on our existing or future liabilities in excess of $250,000; and
•	a breach of any material term of any other transaction document we entered into with the purchasers of the Secured Convertible Notes.

If we default on our obligations under the Secured Convertible Notes, we could be required to pay interest and liquidated damages; the Secured Convertible Notes could become immediately due and payable in cash at a premium of 120% of the outstanding principal amount plus accrued interest and damages; and the Note holders, through the collateral agent to whom we have granted a security interest in collateral relating to our NMP22 product line, could assume control of and sell the collateral. Any of these events could, if they occurred at a time when we had limited financial resources or had not yet developed a substantial revenue source other than our NMP22 product line, jeopardize our financial position and viability as a going concern.

We may not be able to meet our payment obligations on our outstanding debt if we are required to make these payments in cash.

The Secured Convertible Notes permit us to make interest and principal payments in shares of common stock instead of cash, but only if we are in compliance with all of the following: (i) one or more registration statements is effective and available for the resale of the shares required to be registered by the terms of a Registration Rights Agreement entered into in connection with the January 2006 financing; (ii) the shares of common stock are designated for quotation or listed on the Nasdaq Capital Market, Nasdaq Global Market or AMEX and have not been suspended from trading on any of such exchanges or markets and no written notice of delisting by any of such exchanges or markets have been received and not resolved; (iii) issuance of the shares will not result in a Secured Convertible Note holder and its affiliates owning more than

9.99% of the outstanding shares of our common stock, unless waived by the holder; (iv) the number of shares to be issued to all holders on a specific payment date shall not exceed 10% of the trading volume (as reported by Bloomberg) of our common stock for the period of 20 consecutive trading days ending on the trading day immediately prior to such payment date; (v) our common stock is not selling at a price below $0.50 per share; and (vi) we have not issued any notice relating to the redemption of any warrant(s) during the 30 day period immediately prior to the payment date. If we are not able to make interest and principal payments on the Secured Convertible Notes in shares of stock, we will have to make these payments in cash. Unless we are able to raise additional capital from another source, we may not have sufficient funds to make these payments. If we make these payments in stock, however, it will result in significant dilution.

We have incurred substantial indebtedness and may be unable to service our debt.

As a result of our 2006 sale of Secured Convertible Notes, we substantially increased our indebtedness from approximately $800,000 at the end of 2005 to approximately $7.0 million as of March 31, 2006. In addition, our recent Secured Convertible Notes bear interest at the rate of 15% per annum, which is much higher than our previously issued 7.5% Convertible Debentures. This level of our indebtedness could, among other things:

•	make it difficult for us to make payments on this debt and other obligations;
•	make it difficult for us to obtain future financing;
•	require us to redirect significant amounts of cash flow from operations to servicing our indebtedness;
•	require us to take measures such as the reduction in scale of our operations that might hurt our future performance in order to satisfy our debt obligations; and
•	make us more vulnerable to bankruptcy.

We have granted a security interest in our NMP22 product line to the purchasers of our Secured Convertible Notes which restricts our operation of this product line and could result in the loss of all assets related to this product line if we default on our obligations.

In connection with the sale of our Secured Convertible Notes, we granted to SDS Capital Group SPC, Ltd., as collateral agent for the purchasers, a security interest in collateral including some cell lines, equipment, inventory and general intangibles related to our NMP22 product line, as well as proceeds from any sale of that product line. The collateral excludes receivables for product sales. The security interest covers assets related to both our NMP22 Test Kit and our NMP22 BladderChek Test, the two products that represented approximately 92% of our product sales in the first quarter of 2006. We also entered into a Contingent License Agreement with the collateral agent granting license rights in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The security agreement and license agreement impose restrictions on our sale or abandonment of the collateral and the patent rights. Further, these agreements afford the collateral agent the right to assume control of and sell the collateral and to use the license rights exclusively within the field of bladder cancer detection in the event of our default in our obligations under the Secured Convertible Notes. If we default on these obligations, and the collateral is sold, we will lose our primary source of revenue, which would have a material adverse effect on our business and would severely jeopardize our ability to continue operations.

We may fail to meet the standards for continued listing of our shares of common stock on the American Stock Exchange or for listing of such shares on another national exchange.

National stock trading exchanges, including AMEX where our common stock is currently listed, maintain standards and requirements for initial and continued listing of securities. While we have not received any written notice from AMEX of any failure to comply with its listing standards, our stock trading price, market capitalization and stockholders’ equity have fluctuated significantly during the past two years. AMEX may examine our financial and equity position and request that we address any perceived areas of concern. If requested to do so, we would endeavor to develop plans satisfactory to maintain our listing on AMEX or another national exchange. Depending on the perceived areas of concern and our ability to raise additional funds through the sale of equity securities, we may have difficulty satisfying all of the concerns AMEX or another national exchange may ask us to address. Failure to develop satisfactory plans or to adhere to the requirements of such plans could result in suspension of or delisting of shares from trading on AMEX. Suspension of trading or delisting of shares of our common stock, if not remedied, would violate terms of our various financing documents, could result in the declaration of an event of default in our Secured Convertible Notes and could trigger liquidated damage payments to holders of other securities. In addition, any suspension of trading or delisting of our shares could make it more difficult for us to raise needed additional capital on terms acceptable to us or at all. Further, suspension of trading or delisting of our shares could seriously impair the ability of our stockholders to sell shares of our stock.

We have a history of operating losses, are continuing to lose money and may never be profitable.

We have incurred losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our market development and selling efforts. Our accumulated deficit from inception through March 31, 2006 is $101 million. Our product sales and net losses for each of the past three fiscal years and the first fiscal quarter of 2006 have been:

	2003	2004	2005	Q-1 2006
Product Sales	$4,018,000	$7,275,000	$10,290,000	$2,879,000
Net Losses	$7,878,000	$11,123,000	$7,865,000	$3,093,000

We expect to continue to incur additional operating losses in the future as we continue to develop new products and seek to commercialize the results of our research and development efforts. Our ability to achieve long-term profitability is dependent upon our success in those development and commercializing efforts. We do not believe we will be profitable until sometime in 2007 at the earliest.

We will need to obtain additional capital in the future and if we are unable to obtain such capital on acceptable terms, or at the appropriate time, we may not be able to continue our operations.

We do not currently generate revenues sufficient to operate our business at breakeven and do not believe we will do so until sometime in 2007 at the earliest. In the fiscal quarter ended March 31, 2006, we had an operating loss of $2.2 million, a net loss of $3.1 million, and as of March 31, 2006, we only had $6.1 million of cash and cash equivalents. As a result, we must rely on our ability to raise capital from outside sources in order to continue operations. In March 2003, we sold Convertible Debentures and accompanying warrants. In October and November 2003, we sold common stock and accompanying warrants. In March 2004, we sold common stock and accompanying warrants. In March 2005, we sold Series A Convertible Preferred Stock (“Series A Preferred Stock”) and accompanying warrants for common stock. In January 2006, we sold the Secured Convertible Notes and accompanying warrants. We will, as we deem necessary or prudent, continue to seek to raise additional capital through various financing alternatives, including equity or debt financings, issuances of securities convertible into equity and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us or at all.

The terms of our 2005 sale of Series A Preferred Stock and our 2006 sale of Secured Convertible Notes greatly restrict our ability to raise capital. Under the terms of our Series A Preferred Stock, we are prohibited from issuing senior equity securities or having indebtedness in excess of $7.5 million except in limited forms. Under the terms of our Secured Convertible Notes, we are prohibited from issuing any debt securities or incurring any indebtedness except in limited forms with ceilings on the level of permitted borrowings. These provisions may severely limit our ability to attract new investors and raise additional financing on acceptable terms. In addition, in order to attract new investors and obtain additional capital, we may be forced to provide rights and preferences to new investors that are not available to current stockholders and that may be adverse to existing investors.

If we do not receive an adequate amount of additional financing in the future or we do not consummate a future financing on a timely basis, we may be unable to fund future cash operating deficits or to meet our cash payment obligations required by the Secured Convertible Notes. We may also be required to curtail our expenses or to take other steps that could hurt our future performance, including but not limited to, the termination of major portions of our research and development activities, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations.

Market volatility and fluctuations in our stock price and trading volume may cause sudden decreases in the value of an investment in our common stock.

The market price of our common stock has historically been, and we expect it to continue to be, volatile. The price of our common stock has ranged between $0.52 and $1.56 in the fifty-two week period ended June 1, 2006. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly influence the market price of our common stock. For example, in the past, our stock price has been affected by announcements of clinical trial results and technical breakthroughs at other biotechnology companies. Our stock price has also been affected by our own public announcements regarding such things as quarterly sales and earnings, regulatory agency actions and corporate partnerships. Consequently, events both within and beyond our control may cause shares of our stock to lose their value rapidly.

In addition, sales of a substantial number of shares of our common stock by stockholders could adversely affect the market price of our shares. In the first quarter of 2006, our shares had an average daily trading volume of only approximately 124,000 shares. In connection with our January 2006 sale of Secured Convertible Notes and accompanying warrants, we filed a resale registration statement covering up to 18,262,356 shares of common stock for the benefit of the selling security holders. In connection with our March 2005 private placement of Series A Preferred Stock and accompanying warrants, we filed a resale registration statement covering up to 18,922,907 shares of common stock for the benefit of those investors. In connection with our March 2004 private placement of common stock and accompanying warrants, we filed a resale registration statement covering up to 7,121,031 shares for the benefit of those investors. We have also filed numerous resale registration statements in connection with previous sales of our equity securities. The actual or anticipated resale by such investors under these registration statements may depress the market price of our common stock. Bulk sales of shares of our common stock in a short period of time could also cause the market price for our shares to decline.

Future equity or convertible debt financings will result in additional dilution of the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

We may need to raise additional capital in the future to continue our operations. The primary source of the additional capital we raised from 2003 through early 2006 has been equity and convertible debt, and we expect that equity-related instruments may continue to be a source of additional capital. Any future equity or convertible debt financings will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

In addition, the terms of the Convertible Debentures, our Series A Preferred Stock and our Secured Convertible Notes provide for anti-dilution adjustments to their conversion prices and to the exercise prices of the accompanying warrants. Since their issuance on March 31, 2003, our Convertible Debentures and accompanying warrants have been repriced four times due to later sales deemed to be dilutive issuances under their terms. As a result, the March 2003 Warrants are now exercisable at an exercise price of $0.65 per share.

The Series A Preferred Stock and the accompanying warrants issued in connection with our March 2005 private placement also include anti-dilution protection provisions that were triggered by our January 2006 sale of Secured Convertible Notes. As a result, the conversion price of the Series A Preferred Stock was reduced from $0.88 per share to $0.70 per share and the exercise price of the March 2005 warrants was reduced from $1.47 per share to $1.34 per share.

Both the Series A Preferred Stock and the March 2005 warrants have reached their contractual floor prices and further dilutive issuances will not result in any further reduction in conversion or exercise price for these securities.

Our Secured Convertible Notes and accompanying warrants also contain anti-dilution protection provisions. Currently, the Secured Convertible Notes are convertible to common stock at a price of $0.65 per share and the accompanying warrants are exercisable at an exercise price of $0.67 per share. If we do a future financing at a price of less than $0.65 per common share, the conversion price of our Secured Convertible Notes will be reduced to the new financing price per common share and the exercise price of the January 2006 warrants will be reduced to the new financing price per common share.

If we are unable to manufacture or otherwise obtain the product volumes we need, we may be unable to achieve profitability.

We currently manufacture our NMP22 Test Kits and package our NMP22 BladderChek Tests in our Newton, Massachusetts facility but we rely on subcontractors for certain components and processes for each of these products. Neither we nor our subcontractors have experience in manufacturing and assembling our NMP22 Test Kits and our BladderChek Tests in large volumes. The volume of BladderChek Tests we have sold has increased substantially from the first quarter of 2005, when we sold $1.5 million of these tests, to the first quarter of 2006, when we sold $2.4 million of such tests. We expect that the sales volume of this product will generally continue to grow, although we expect that quarter-over-quarter sales may not always increase and the rate of increase will likely not remain constant. We and/or our subcontractors for our NMP22 BladderChek Test may encounter difficulties in scaling up production of products, including problems involving:

•	production yields;
•	quality control and assurance;
•	component supply; and
•	shortages of qualified personnel.

These problems could make it difficult to produce sufficient quantities of product to satisfy customer needs and could result in customer dissatisfaction and decreased sales. In addition, if quality problems arise or if we need to undertake any significant manufacturing changes in order to achieve desired product volumes, we may be subject to review and/or other action by the governmental authorities that extensively regulate our manufacturing operations.

If we lose the services of our suppliers or assemblers, we may be unable to meet commitments to our customers and our results of operations would suffer.

We do not currently have alternative suppliers for certain key components and processes that some subcontractors for our NMP22 Test Kits and our NMP22 BladderChek Tests currently provide. If the components from these suppliers or the services of these assemblers become unavailable for any reason, including their failure to comply with the Food and Drug Administration (“FDA”) regulations, or should any of our suppliers or assemblers be unable to provide the quantity of products or services we require, we would need to seek alternative or additional sources of supply or assembly. In order to maintain the FDA acceptance of our manufacturing process, we would have to demonstrate to the FDA that those other sources of supply are equivalent to our current sources, which is likely to involve a submission and approval process. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted because key components are unavailable, because new components must be revalidated or because an assembler fails to meet our requirements, we may be forced to modify our products to enable another subcontractor to meet our sales requirements or we may be required to cease production of such products altogether until we are able to establish an adequate replacement supplier. Disruptive changes of this nature may make us unable to meet our sales commitments to customers. Our failure or delay in meeting our sales commitments would likely cause sales to decrease, could result in significant expense to obtain alternative sources of supply or assembly with the necessary facilities and know-how, and would negatively affect our results of operations.

We may need to stop selling our NMP22 BladderChek Tests if we cannot obtain necessary licenses or waivers to use lateral flow technology, and we may need to stop selling other products if third parties assert infringement claims against us.

Our NMP22 BladderChek Test uses lateral flow technology consisting of an absorbent material that soaks up urine from a small reservoir at one end of the container housing the test strip and exposes the urine to chemicals and antibodies arranged on the surface of or imbedded in the test strip.  After a reaction with our proprietary antibodies, a test result appears in a window located on the container housing the test strip.  The manufacture, use, sale, or import of point-of-care products that include lateral flow technology requires us to obtain patent licenses in some jurisdictions.  In August 2004, we entered into a license agreement, effective as of April 1, 2004, with one holder of certain patent rights, Abbott Laboratories, and we are continuing to investigate other licensing arrangements covering our NMP22 BladderChek Tests.  If we are unable to obtain patent licenses to permit us to make, use, sell, or import our NMP22 BladderChek Test products in the United States or in certain other jurisdictions, we will have to stop selling our NMP22 BladderChek Tests in these jurisdictions until the expiration of the relevant patents or until we are able to develop an alternative non-infringing design solution that uses a different technology. We may not, however, be able to do this on a timely basis.  In addition, we may also be subject to litigation that seeks a percentage of the revenues we have received from the sale of our NMP22 BladderChek Tests.  We accrue estimated royalties on sales of our NMP22 BladderChek Test based on estimates of our obligations under existing licensing agreements and, when probable and estimable, based upon our appraisal of intellectual property claims to which we may be subject.  If we are required to obtain additional licenses, the additional royalties due for those licenses may substantially reduce our gross profits and make it difficult or impossible for us to achieve profitability without new products or sources of revenue.

We have not identified or been advised by third parties of any rights owned by others that would require us to secure licenses or waivers in order to manufacture, use, sell or import our NMP22 Test Kit product. We believe that our NMP22 Test Kit does not infringe upon the proprietary rights of third parties. However, it may be difficult or impossible to identify, prior to receipt of notice from a third party, the patent position or other intellectual property rights of the third party, either in the United States or in foreign jurisdictions. If our NMP22 Test Kits are found to infringe other parties’ proprietary rights and we are unable to come to terms with such parties, we may be forced to modify the NMP22 Test Kits to make them non-infringing or to cease production of such products altogether.

We will not be able to significantly increase revenue or achieve profitability unless we increase the number of urologists using our NMP22 BladderChek Test, increase the per-urologist usage of our tests and/or successfully penetrate markets other than urologists.

Currently the primary market for our NMP22 BladderChek Test consists of urologists who utilize our NMP22 BladderChek Test as an adjunct to their cystoscopic examination of patients for detecting initial cases of bladder cancer and monitoring diagnosed cases for recurrence. We have focused our sales and marketing on developing urologist users for either or both of these applications. In order to achieve increased revenue and profitability, we must increase sales to urologists, increase the usage per urologist and/or expand our market for our product to other physicians, such as gynecologists and primary care doctors. While we have had success in developing new urologist customers, we are still in the early stages of convincing a large number of them to use the test more widely than their current practice. In addition, we have had limited experience in implementing our strategy of expanding users to include gynecologists and other physicians in Germany. In the United States, we have not yet implemented a program to sell our NMP22 BladderChek Tests to physicians other than urologists and we may not be successful in penetrating these physician markets. We may not be able to significantly expand the categories of physicians who use our NMP22 BladderChek Test. Failure to achieve one or more of these objectives may significantly limit our long term revenue potential and may require substantially more investment to achieve profitability.

Our inability to develop and commercialize additional products may adversely affect our ability to achieve profitability.

We believe that our ability to achieve and maintain profitability in the future will be affected by our progress in producing additional revenue-generating products and technologies. We will receive royalties and other payments from Sysmex Corporation if and when it is successful in commercializing a cervical cancer testing system incorporating our NMP179 technology. Other than our NMP22 products, the allergy and other diagnostic products distributed by our European subsidiary and any product or test that may be offered by Sysmex Corporation incorporating our NMP179 technology, none of our technologies is close enough to commercialization to be expected to generate revenue in the foreseeable future, if at all. If we are unable to successfully develop and commercialize other products or technologies, the future prospects for our business, sales and profits will be materially limited. In addition, if we are unable to develop and commercialize additional products to diversify our revenue streams, great reliance will be placed on the success of our few existing products.

We compete with other methods of diagnosing cancer that are already in existence or may be successfully developed by others and our products may not prevail as the method of choice.

Although we are not aware of any other company selling FDA-approved diagnostic or therapeutic products that incorporate nuclear matrix protein technology, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.

We expect that our current and future products will compete with existing FDA-approved tests, such as tests known as BTA and UroVysion bladder cancer tests, the latter of which has been approved for both monitoring and diagnosing bladder cancer and the former of which has been approved for monitoring bladder cancer and may become approved for diagnosis of bladder cancer; a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; tests known as TRUQUANT® BR RIA, CA15.3 and CA27.29, which are used for monitoring breast cancer; and cervical specimen collection and analysis systems known as Imaging-Directed CytologyTM (Cytyc) and FocalPointTM slide profiler (TriPath Imaging). We are also aware of a number of companies that have announced that they are engaged in developing cancer diagnostic products based upon oncogene technology such as OncoType Dx. Our diagnostic products will also compete with more invasive or expensive procedures such as minimally invasive surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. In addition, other companies may introduce competing diagnostic products based on alternative technologies that may adversely affect our competitive position. As a result, our products may become less competitive, obsolete or non-competitive.

Low reimbursement rates could limit the per-unit revenues for our products and make it uneconomical to sell or distribute them, and limitations on the medical circumstances for which reimbursement is provided could reduce the potential market for our products.

Our ability to sell our products depends in part on sufficient levels of payment from insurers and/or patients to enable us and our customers (both physicians and laboratories) to make an adequate profit. Third-party reimbursement policies, patient attitudes and abilities to pay for some or all of their healthcare, national healthcare cost control measures and physician or hospital preferences may each influence per-unit revenues for our products, usually in different ways in different countries.

In most countries, third party reimbursement is the most important factor in achieving adequate per-unit pricing. Typically a necessary but not sufficient condition for obtaining third party reimbursement is an approval from that nation’s healthcare product regulatory authorities (such as the FDA in the United States). Approval by the FDA does not ensure approval by similar authorities in other countries. In addition, approvals by these authorities typically do not compel reimbursement by medical insurers, do not establish a reimbursement price and do not set forth the specific medical circumstances required to be satisfied in order to qualify for reimbursement. These are typically the province of the health care plans, whether private or public. Further, initial approval by a health care plan does not ensure continued reimbursement or stable prices. At a later date some insurers may decide not to continue reimbursement at all, not to continue reimbursement for certain medical applications and/or to decrease the reimbursement amount.

Insurers make reimbursement coverage decisions and set reimbursement rates based on a variety of factors. Low reimbursement, no reimbursement or reimbursement that requires a patient to pay a significant portion of the cost could have a material adverse impact on our potential revenues if patients are not willing to pay for part or all of the charge for our products themselves.

In the United States, where patients generally expect insurers to negotiate reimbursement rates, to establish medical circumstances for reimbursement and to pay for 80% or more of the charges, broad scale reimbursement (including both national healthcare plans such as Medicare and most private insurers) has removed financial barriers for a substantial majority of all potential patients. This has created an opportunity for our physician customers to sell diagnostic services based on our products to most of their patients as an aid in diagnosing or monitoring bladder cancer at prices established by the various insurers. Currently, our products are reimbursed by Medicare and many private insurers in the United States. If Medicare or these private insurers were to lower reimbursement rates, the number of patients who are tested with our products might decline. We believe lower reimbursement rates would likely substantially reduce our revenues from sales of our products in part because physicians might have decreased interest in using our products.

To date in Germany, where the national reimbursement bodies have not approved our product to be reimbursed, much of our sales revenue to physicians are the result of patients paying for our products themselves (“self-pay patients”). This lack of reimbursement may have limited the number of potential patients for our product. On the other hand, our product sales may have benefited because there have not been restrictions on the amounts that physicians are able to charge and physicians have not been restricted to order the test only in those medical circumstances contained in a reimbursement policy. However, if the national reimbursement bodies were to designate our products as reimbursable and did so at a low rate or for very limited clinical indications, this could substantially reduce the number of self-pay patients undergoing testing with our products, as well as the amounts that self-pay patients would be willing to pay and that we would ultimately receive from physicians on a per-unit basis. Lower prices or limitations on test ordering due to medical conditions might decrease the prices we could charge, lower the volume of tests which may be ordered and, in general, decrease the interest of physicians in using our products. Reimbursement designation, however, could enable a far greater number of patients to be tested with our products, which would partially offset such per-unit revenue decline for us and for the physicians who order our products.

Reimbursement decisions can also be affected by national policies designed to keep healthcare costs under control. These policies can limit prices paid for tests or limit the circumstances in which public and private insurers will reimburse the cost of tests. For example, Medicare has frozen reimbursement for clinical laboratory tests at 2003 levels and future changes could impose limitations on the prices our physician and laboratory customers can charge for the services based on our products. In addition, in the United States, many private insurers determine the reimbursement for diagnostic testing on an individual basis without regard to the prices and medical circumstances set forth by Medicare. While we cannot predict whether any legislative or regulatory proposals will be adopted or the effect that such proposals could have on our business, the announcement or adoption of such proposals could reduce the profitability of our business.

We expect that reimbursement approval will be obtained in some other countries where our products are sold, but do not believe reimbursement rates in all countries will be as favorable as in the United States.  Broad scale reimbursement approval for our NMP22 BladderChek Test has not yet occurred in the principal countries of Asia (except in Japan) or in the principal countries of Europe (including Germany).

Even with apparently attractive reimbursement levels, the attitudes of physicians, hospitals, laboratories, clinics and other customers may limit our per-product revenue because their profit expectations may influence their use of our products and their attitudes toward the price we charge them. To the extent that we are unable to price our products to achieve physician or laboratory profit expectations, sales of our products may suffer.

We and our distributors are subject to extensive government regulation which adds to the cost and complexity of our business, may result in unexpected delays and difficulties, may impose severe penalties for violations and may prevent the ultimate sale or distribution of our products in certain countries.

The FDA and many foreign governments stringently regulate the medical devices that we manufacture and that we and our distributors market to physicians or other customers. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States and agencies in the European Union, Japan and other countries where we sell our products each have their own regulations. If our products do not receive appropriate approvals from medical device regulatory authorities in any country, we can not sell our products in that country, either on our own or through distributors.

Any products that we or our suppliers manufacture or distribute in accordance with FDA approvals are subject to stringent regulation by the FDA, including:

•	keeping records and reporting adverse experiences with the use of the devices we make and distribute;
•	registering our establishments and listing our devices with the FDA. Manufacturing establishments are subject to periodic inspections by the FDA and certain state agencies; and
•
requiring our products to be manufactured in accordance with complex regulations known as Quality System Regulations which include procedural and documentation requirements for our manufacturing and quality assurance activities.

If we fail to comply with any FDA requirement, we may face a number of costly and/or time consuming enforcement actions, including:

•	fines;
•	injunctions;
•	civil penalties;
•	recall or seizure of products;
•	total or partial suspension of production;
•	delay or refusal of the agency to grant premarket clearance or premarket approval for other devices in our development pipeline;
•	withdrawal of marketing approvals; and
•	criminal prosecution.

The FDA and foreign governmental agencies have the authority to request the repair, replacement or refund of the cost of any device that we manufacture or distribute if it is faulty. Failure to comply with medical device and quality regulations in countries outside the United States where we sell our products can result in fines, penalties, seizure or return of products and the inability to sell the product in those countries either on our own or through our distributors.

Labeling and promotional activities are subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission, and by regulatory bodies in most countries outside the United States where we sell products. For example, our NMP22 Test Kit has received FDA approval and may be promoted by us only as an aid in the management of patients with bladder cancer or as a diagnostic aid for use for previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval or clearance has not been obtained. Consequently, for example, we cannot promote our NMP22 Test Kit or our NMP22 BladderChek Test for any unapproved use.

In addition to federal regulations regarding manufacture and promotion of medical devices, we are also subject to a number of state laws and regulations that may hinder our ability to market our products in those states or localities. Manufacturers in general are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations in the future, which could increase future losses or reduce future profitability.

We may be unable to establish and maintain relationships with key distributors in jurisdictions where we do not have a direct sales force.

We rely primarily on distributors to market our NMP22 BladderChek Tests in territories other than the United States and Germany. To date, our distribution arrangements in those other territories have not produced sales levels or sales growth consistent with the progress achieved by our own direct-to-the-doctor sales forces operating in the United States and Germany. We have limited experience in selecting and managing distributors and we do not know whether our existing distributors or others we may engage in the future will achieve substantial sales levels of our products in the near term or at all. Failure to establish successful product distribution could severely limit the growth potential for our products, and our revenue and results of operation could be negatively affected.

We may encounter insurmountable obstacles or incur substantially greater costs and delays than anticipated in the development process.

From time to time, we have experienced setbacks and delays in our research and development efforts and may encounter further obstacles in the course of the development of additional technologies, products and services. We may not be able to overcome these obstacles or may have to expend significant additional funds and time. For example, in 1997 we elected to terminate development of a blood-based test for PC1, a candidate marker for prostate cancer, due to unexpected difficulties. Despite encouraging initial results from an earlier low throughput research testing method, we were unable to develop such a kit for use in testing prostate cancer patients even when we employed 1997 state-of-the-art detection methods. We have subsequently announced that a different set of proteins (NMP48), discovered using a different discovery method, are the primary candidates in our prostate cancer program. More recently, we and others have observed that the testing results of a low throughput research mass spectrometry instrument are not readily reproducible or transferable to high throughput mass spectrometry instruments. As a result, the preliminary positive results our scientists have achieved using monoclonal antibody based immunoassays and reverse transcriptase polymerase chain reaction have caused us to direct our product development resources to these methods for the past two years, If we fail to successfully develop clinical tests based upon any of these methods, we may be forced to curtail or abandon these programs and others that share the same characteristics or approach. Technical obstacles and challenges we encounter in our research and development process may result in delays in or abandonment of product commercialization may substantially increase the costs of development and may negatively affect our results of operations.

We often face challenges in replicating the research results we obtain in our laboratories in clinical trials and, as a result, we may have difficulty commercializing our products.

Investors should not expect products that we commercialize to perform as well as preliminary discovery research results in the small numbers of samples reported by us. In large-scale clinical trials, such as those required by the FDA, we expect to encounter greater variability and risks including but not limited to:

•	obtaining acceptable specimens from patients and healthy individuals;
•	testing a much larger population of individuals than we tested in early discovery which will be likely to include more biologic variability;
•	preparation methods for the specimens using lower cost, high throughput procedures which might result in performance different from those used in early discovery; and
•	inability to develop economic and reproducible test methods for the substance to be measured.

We believe that testing our final products in a clinical setting will result in product performance that may not be as accurate as the results reported during the discovery phase. Therefore, the best comparative data to be used in evaluating our product development programs are the results of physician trials of commercial products such as those reported since 1996 for our NMP22 products.

Successful technical development of our products does not guarantee successful commercialization.

We may successfully complete technical development for one or all of our product development programs, but still fail to develop a commercially successful product for a number of reasons, including the following:

•	failure to obtain the required regulatory approvals for their use;
•	prohibitive production costs;
•	clinical trial results might differ from discovery phase data; and
•	variation of perceived clinical value of products from physician to physician.

Our success in the market for the diagnostic products we develop will also depend greatly on our ability to educate physicians, patients, insurers and our distributors on the medical benefits of our new products. Even if we successfully educate the market, competing products may prevent us from gaining wide market acceptance of our products.

We have no demonstrated success in developing cellular analysis systems and any future success in this area will be highly dependent upon Sysmex Corporation.

We believe the future success of our business will also depend, in part, upon Sysmex Corporation developing a satisfactory cellular analysis system incorporating our NMP179 technology to measure clinically useful cervical disease proteins. Even if Sysmex completes its product development efforts to its satisfaction, it is expected to face significant obstacles (including but not limited to those set forth in “Risk Factors - Successful technical development of our products does not guarantee successful commercialization”) in developing a system that will be approved by the FDA (or similar regulatory authorities in other countries) and selling such systems to cervical cancer testing laboratories at a satisfactory price. Our success in cervical disease cellular analysis systems is almost entirely dependent on the success of Sysmex in utilizing our technology and on its ability to educate physicians, patients, insurers and its distributors about the medical utility of the new products. Even if Sysmex successfully educates the market, competing products may prevent Sysmex from gaining wide market acceptance of its products.

We have no demonstrated success in developing proprietary laboratory procedures as a profitable service business and any future success will be dependent upon satisfaction and approval of our clinical lab partners.

We believe the future success of our business may depend in part upon developing a service business based on proprietary laboratory procedures, which would be custom designed to the instrumentation and techniques of each clinical laboratory to measure clinically useful proteins. We believe our current product research work can, when development is completed, be adapted to a proprietary laboratory procedure but we have no demonstrated success in this area. In addition, because we expect that use of any proprietary laboratory procedure will likely be confined to a limited number of licensed clinical laboratories who would be expected to invest in the development and marketing of a lab testing service specific to their equipment, processes and personnel, the success of these procedures will be dependent upon acceptance by individual laboratories. Although we may complete our own product development efforts to our satisfaction, we may not be able to obtain the agreement and approval from a clinical lab partner that the technology is compatible with their laboratory environment or that it has the medical performance and information value that they originally expected. Because proprietary laboratory procedures utilize methods which are, by their nature, more operator-dependent than those involved in products such as our NMP22 Test Kits and NMP22 BladderChek Tests, the risks regarding successful commercial acceptance are increased.

If our intellectual property is not adequately protected, we could lose our ability to compete in the marketplace.

Protection of our intellectual property is necessary for the success of our products and our business. Patent protection can be limited and not all intellectual property is or can be protected by patent. We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights in our current and planned products. We have little protection when we must rely on trade secrets and nondisclosure agreements. Our competitors may independently develop technologies and products that are substantially equivalent or superior to our technology and products. If our competitors develop superior or competing technology and are able to produce products similar to or better than ours, our revenues could decrease.

While we have obtained patents where advisable, patent law relating to the scope of certain claims in the biotechnology field is still evolving. In some instances we have taken an aggressive position in seeking patent protection for our inventions and in those cases the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are, or may be, licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

If we are unable to recruit and retain key management, scientific and sales personnel, our business would be negatively affected.

For our business to be successful, we need to attract and retain highly qualified scientific, sales and management personnel. We presently employ fewer than 90 employees. The loss of key members of our scientific staff or a number of our sales staff, within a short period of time and the failure to recruit the necessary additional or replacement personnel when needed with specific qualifications and on acceptable terms might impede our research and development efforts and/or our direct-to-the-doctor marketing strategy. Our success is also greatly dependent on the efforts and abilities of our management team. The simultaneous loss of multiple members of senior management may delay achievement of our business objectives due to the time that would be needed for their replacements to be recruited and become familiar with our business. We face intense competition for qualified personnel from other companies, research and academic institutions, government entities and other organizations.

The operations of our European subsidiary involve currency exchange rate variability and other risks that could negatively affect our results of operations.

Historically, our European subsidiary, Matritech GmbH, has accounted for a large portion of our product sales. Accounts of our European subsidiary are maintained in euros and are translated into U.S. dollars. To the extent that foreign currency exchange rates fluctuate, we may be exposed to significant financial variability, both favorable and unfavorable. During 2005, for example, exchange rate fluctuations were unfavorable. Rate changes in the future may also lead to unfavorable results.

In addition, although we have integrated the operations of our German subsidiary since we acquired it in June 2000, we still must coordinate geographically separate organizations, manage personnel with disparate business backgrounds and conduct business in a different regulatory and corporate culture. It remains to be seen whether the use of this subsidiary to spearhead the marketing effort of our products in Europe outside of Germany will be successful in the long term.

If we are sued for product-related liabilities, the cost could be prohibitive to us.

The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability claims. Third parties may successfully assert product liability claims against us. Although we currently have insurance covering claims against our products, we may not be able to maintain this insurance at acceptable cost in the future, if at all. In addition, our insurance may not be sufficient to cover particularly large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our products.

If the products we distribute which are made by other companies become unavailable or do not meet quality standards, we may lose revenues and may face liability claims.

If the products we distribute, but do not manufacture, become unavailable for any reason or fail to meet our quality standards, we would need to seek alternative sources of supply. If we are unable to find alternative sources of an equivalent product we may be required to cease distribution of those products affected by this supply issue, which could cause revenues to decrease or be lost permanently. Furthermore, if products which we distribute, but do not manufacture, should be found defective, we could be sued for product liability or other claims.

Our activities involve the use of hazardous materials and we may be held liable for any accidental injury from these hazardous materials.

Our research and development and assembly activities involve the use of hazardous materials, including carcinogenic compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or exposure, we could be held liable for resulting damages, and significant and unexpected costs, as well as costs related to increased insurance premiums or even the inability to obtain adequate insurance at a reasonable price. We might also face costs associated with loss of operations during any required clean-up. Any costs or liabilities resulting from our use of hazardous materials may negatively impact our financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements which involve risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those anticipated in these forward-looking statements. Important factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition are discussed under the “Risk Factors” section of this Prospectus. These forward-looking statements are not guarantees of future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on our current expectations, estimates and projections and speak only as of the date hereof.

SELLING SECURITY HOLDERS

Certain selling security holders acquired from us in a private placement that closed on January 13, 2006 15% Secured Convertible Promissory Notes that were initially convertible into 10,766,092 shares of our common stock at a conversion price of $0.65 per share. The selling security holders also acquired warrants (the Warrants”) that were initially exercisable for 7,496,264 shares of our common stock. We previously registered for resale the shares into which the Secured Convertible Notes were initially convertible and the shares initially issuable upon exercise of the warrants.

Since the filing and effectiveness of that previous registration statement, our Stockholders approved (i) an increase in our authorized and unissued shares of common stock and (ii) the issuance of shares of our common stock at a price below $0.61 per share to satisfy our obligations under the Secured Convertible Notes and Warrants. Under this Prospectus, we agreed to register for resale (a) the additional shares into which the Secured Convertible Notes may be convertible assuming a conversion price of $0.50 per share, (b) the shares issuable in payment of interest on the Secured Convertible Notes assuming future interest is paid at a $0.50 price per share for a portion of the term of the Secured Convertible Notes and at a $0.60 price for the remainder of the term and further assuming that the Secured Convertible Notes remain outstanding until they mature, and (c) the additional shares which may become issuable upon exercise of the Warrants if the investors become entitled to acquire additional warrant shares.

The following table sets forth information as of June 1, 2006 with respect to the shares of common stock of Matritech beneficially held by each selling security holder. Upon the acquisition of our shares, any of the selling security holders, their transferees and their distributees may offer to sell the shares they acquire from the Company from time to time under Rule 415 of the Securities Act. See “Plan of Distribution.”

The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Matritech by the selling security holders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by us to a person pursuant to options or warrants which may be exercised within 60 days of June 1, 2006 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

In calculating the percentage of shares beneficially owned by each selling security holder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of June 1, 2006 which includes: 55,770,424 shares of common stock outstanding as of June 1, 2006 and all shares of common stock issuable upon the exercise of options and warrants or other convertible securities which may be exercised or converted by that selling security holder within 60 days of June 1, 2006.

In connection with Matritech’s January 2006 private placement, Musket Research Associates, Inc. served as placement agent on behalf of Matritech. For those placement agent services, Musket Research Associates, Inc. received cash commissions and was issued warrants to purchase common stock, and a second placement agent, David Enzer, was issued warrants to purchase common stock. Since the issuance of warrants to Musket Research Associates, Inc., it assigned those warrants to other persons, each of whom is included in the selling security holders table below. Neither Musket Research Associates nor David Enzer received securities, other than as compensation for services.

Except as set forth below, to the best of our knowledge based on representations by the selling security holders, none of the selling security holders had any material relationship with Matritech or any of its affiliates within the three-year period ending on the date of this Prospectus.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Offered [1]	Number of Shares Beneficially Owned After Offering
Name	Number	Percent [2]		Number [3]	Percent [2]
SDS Capital Group SPC, Ltd.	5,179,512 [4]	8.5%	2,081,121 [5]	5,179,512 [4]	8.2%
H&Q Life Science Investors	4,923,077 [6]	8.1%	2,352,077 [7]	4,923,077 [6]	7.8%
ProMed Offshore Fund II, Ltd.	4,420,020 [8]	7.3%	1,254,986 [9]	4,420,020 [8]	7.2%

Bristol Investment Fund, Ltd.	2,008,388 [10]	3.5%	731,473 [11]	2,008,388 [1][0]	3.4%
Alpha Capital Aktiengesellschaft	889,395 [12]	1.6%	121,075 [13]	889,395 [1][2]	1.6%
WANITA SA	615,384 [14]	1.1%	294,760 [15]	615,384 [1][4]	1.1%
ProMed Partners, L.P.	1,164,971[16]	2.0%	197,523 [17]	1,164,971 [1][6]	2.0%
Jochen Hertzke	246,154 [18]	*	117,904 [19]	246,154 [1][8]	*

Sari Sayhoun	123,077 [20]	*	58,952 [21]	123,077 [2][0]	*
Twins Holding, Ltd.	123,077 [22]	*	58,952 [23]	123,077 [2][2]	*
ProMed Offshore Fund, Ltd.	192,359 [24]	*	34,290 [25]	192,359 [2][4]	*
David B. Musket	1,030,648 [26]	1.8%	188,370 [27]	1,030,648 [2][6]	1.8%
Paul Scharfer	328,571[28]	*	15,000 [29]	328,571 [2][8]	*
Barry Kurokawa	189,410 [30]	*	11,000 [31]	189,410 [3][0]	*
Richard G. Wehby	133,676 [32]	*	7,000 [33]	133,676 [3][2]	*
David Bartash	80,000 [34]	*	4,000 [35]	80,000 [3][4]	*
Joshua Golomb	41,470 [36]	*	2,000 [37]	41,470 [3][6]	*
David Enzer	192,483 [38]	*	5,000 [39]	192,483 [3][8]	*

TOTAL	21,881,672	28.3%	7,535,483	21,881,672	25.8%
* less than 1%

1 Includes shares of common stock that may become issuable through the exercise of warrants.

2 The number of shares of common stock deemed outstanding includes (i) 55,770,424 shares of common stock outstanding as of June 1, 2006 and (ii) all common stock underlying options, warrants and other convertible securities which are exercisable or convertible within 60 days of June 1, 2006 by the person or entity in question.

3 Assumes all shares offered hereunder are sold.

4 Includes (i) 2,676,923 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to SDS Capital Group SPC, Ltd. and (ii) 2,363,195 shares of common stock issuable upon exercise of warrants not covered by this registration statement. SDS Management, LLC is the investment advisor for SDS Capital Group SPC, Ltd. Steve Derby, as sole managing member of SDS Management, LLC, has sole voting, dispositive and investment power over the shares of our common stock owned by SDS Capital Group SPC, Ltd. Mr. Derby disclaims beneficial ownership of such shares of our common stock owned by SDS Capital Group SPC, Ltd. Certain convertible notes and warrants held by the selling security holder contractually limit the selling security holder's right to convert the notes and to exercise the warrants, as well as our right to make payments on the notes in stock, to the extent that conversion, exercise or payment would result in such selling security holder's beneficial ownership exceeding 9.9% of our then issued and outstanding shares of common stock.

5 Includes 154,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 4.

6 Includes (i) 3,076,923 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to H&Q Life Sciences Investors and (ii) 1,846,154 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Hambrecht & Quist Capital Management, LLC is the investment adviser to H&Q Life Sciences Investors. Daniel R. Omstead, Ph.D. is President of Hambrecht & Quist Capital Management, LLC and a member of the portfolio management team and, as such, has voting, dispositive and investment control over the securities held by H&Q Life Sciences Fund. Dr. Omstead disclaims beneficial ownership of these securities.

7 Includes 154,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 6.

8 Includes (i) 1,623,777 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to ProMed Offshore Fund, II, (ii) 992,640 shares of common stock, not covered by this registration statement, issuable upon conversion of Series A Preferred Stock and (iii) 1,803,603 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Certain convertible notes and warrants held by the selling security holder contractually limit the selling security holder's right to convert the notes and to exercise the warrants, as well as our right to make payments on the notes in stock, to the extent that conversion, exercise or payment would result in such selling security holder's beneficial ownership exceeding 9.9% of our then issued and outstanding shares of common stock. Barry Kurokawa and David B. Musket share voting, dispositive and investment power over the shares of our common stock owned by ProMed Offshore Fund, II, Ltd., as well as those shares held by ProMed Offshore Fund, Ltd, ProMed Partners, L.P. and ProMed Partners II, L.P. Each of Messrs. Kurokawa and Musket disclaim beneficial ownership of such shares of our common stock except to the extent of their partnership interests in these funds.

9 Includes 95,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

10 Includes (i) 950,707 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to Bristol Investment Fund, Ltd. and (ii) 1,057,681 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Bristol Capital Advisors, LLC is the investment advisor to Bristol Investment Fund, Ltd. Paul Kessler is the manager of Bristol Capital Advisors, LLC and, as such, has voting, dispositive and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of these securities.

11 Includes 51,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 10.

12 Includes (i) 76,923 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to Alpha Capital Aktiengesellschaft and (ii) 778,831 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Konrad Ackerman and Rainer Posche share voting, dispositive and investment power over the shares of our common stock owned by Alpha Capital Aktiengesellschaft.

13 Includes 39,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 12.

14 Includes (i) 384,615 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to WANITA SA and (ii) 230,769 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Wahbe A Tamari holds power of attorney for WANITA SA and in that capacity has sole voting, dispositive and investment control over the securities held by WANITA SA. Mr. Tamari disclaims beneficial ownership of these securities.

15 Includes 20,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 14.

16 Includes (i) 255,500 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to ProMed Partners, L.P. and (ii) 542,637 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

17 Includes 15,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

18 Includes (i) 153,846 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to Jochen Hertzke and (ii) 92,308 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

19 Includes 8,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

20 Includes (i) 76,923 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to Sari Sayhoun and (ii) 46,154 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

21 Includes 4,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

22 Includes (i) 76,923 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to Twins Holding, Ltd. and (ii) 46,154 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Nicolas Boukather is the Treasurer of Twins Holding, Ltd. and Wahbe A. Tamari is Secretary of Twins Holding, Ltd. Messrs. Boukather and Tamari share voting, dispositive and investment control over the securities held by Twins Holding, Ltd. Messrs. Boukather and Tamari each disclaims beneficial ownership of these securities.

23 Includes 4,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 22.

24 Includes (i) 43,800 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to ProMed Offshore Fund, Ltd., (ii) 59,198 shares of common stock, not covered by this registration statement, issuable upon conversion of Series A Preferred Stock and (iii) 89,361 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

25 Includes 3,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

26 Includes (i) 207,693 shares of common stock, not covered by this registration statements, issuable upon conversion of secured Convertible Notes issued by Registrant to David B. Musket, (ii) 83,926 shares of common stock, not covered by this registration statement, issuable upon conversion of Series A Preferred Stock and (iii) 739,029 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

27 Includes 40,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

28 Consists of 328,571 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

29 Consists of 15,000 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

30 Consists of 189,410 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

31 Consists of 11,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

32 Consists of 133,676 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

33 Consists of 7,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

34 Consists of 80,000 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

35 Consists of 4,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

36 Consists of 41,470 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

37 Consists of 2,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

38 Consists of 192,483 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

39 Consists of 5,000 shares of common stock that may become issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares on any stock exchange, market or trading facility on which our common stock is traded or in private transactions. These sales may be at fixed or negotiated prices. Each selling security holder will act independently in making decisions with respect to the timing, manner and size of each sale of the shares covered in this Prospectus. The selling security holder may use any one or more of the following methods when selling shares:

•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales and short sales effected after the effective date of the registration statement;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this Prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers, sales effected through agents or other privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;

•	through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

•	a combination of any the foregoing methods of sale; and

•	any other method permitted by applicable law.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling security holders. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Choate, Hall & Stewart LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission under the informational requirements of the Securities Exchange Act at the Commission’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission’s Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s Web site is http: //www.sec.gov. Our Web site is http: //www.matritech.com. Information contained on our Web site is not a part of this Prospectus.

We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Matritech and the shares offered under this Prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the Commission’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission’s office upon payment of the prescribed fees.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission, File No. 001-12128, are incorporated by reference in this Prospectus, except as superseded or modified by this Prospectus:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed under the Securities Exchange Act on March 21, 2006.

2.
The description of our common stock, $.01 par value per share, contained in the section entitled “Description of Registrant’s Securities to be Registered” contained in our registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of our common stock.

3.	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed under the Securities Exchange Act on May 15, 2006.

4.
Our current reports on Form 8-K filed January 17, 2006, January 18, 2006, February 15, 2006, March 10, 2006, March 21, 2006, May 15, 2006 and June 13, 2006, provided that the information deemed “furnished” in such reports and not deemed “filed” is not incorporated herein.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this Prospectus and prior to the termination of the offering made under this Prospectus are incorporated by reference in this Prospectus and made a part of this Prospectus from the date we file the documents with the Commission. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this Prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

You should rely only on the information contained in this Prospectus or information specifically incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this Prospectus, nor any sale made hereunder, shall create any implication that the information in this Prospectus is correct after the date hereof. This Prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

7,535,483 Shares of Common Stock of MATRITECH, INC.
_____________________ TABLE OF CONTENTS ______________________	_________________ PROSPECTUS _________________
Page
Prospectus Summary	2
Risk Factors	3
Forward-Looking Statements	15
Selling Security Holders	15
Plan of Distribution	19
Legal Matters	20
Experts	20
Where You Can Find More Information	21
Documents Incorporated by Reference	21
June 15, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.             Other expenses of issuance and distribution.

The expenses incurred by Matritech in connection with the issuance and distribution of the securities being registered are estimated as follows, subject to future contingencies:

Amount
Securities and Exchange Commission registration fee	$749.86
Legal fees and expenses	$12,500
Accounting fees and expenses	$15,000
Miscellaneous	$1,000

Total	$29,249.86

None of the above expenses will be paid by the selling security holders.

ITEM 15.              Indemnification of directors and officers.

Pursuant to the provisions of Section 145 of the Delaware General Corporation Law (“DGCL”) the Company has the power to indemnify certain persons, including its officers and directors, under stated circumstances and subject to certain limitations, for liabilities incurred in connection with services performed in good faith for the Company or for other organizations at the request of the Company.

Article Seventh of the Company’s Amended and Restated Certificate of Incorporation, as amended, provides that no director of the Company shall be liable for monetary damages for breach of fiduciary duty, except to the extent that the DGCL prohibits the elimination of liability of directors for breach of fiduciary duty.

Article Twelfth of the Company’s Amended and Restated Certificate of Incorporation, as amended, provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses.

Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Article Twelfth of the Company’s Amended and Restated Certificate of Incorporation, as amended, further provides that the indemnification provided therein is not exclusive and provides that in the event that the DGCL is amended to expand or limit the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law, as so amended.

In addition to the indemnification provided by Section 145 of the DGCL, the Company has entered into an Indemnity Agreement with each of its directors pursuant to which the Company agrees to indemnify that director for (1) all expenses, liabilities, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any legal action, suit or proceeding against the director by reason of the fact that he was an agent of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceedings had no reasonable cause to believe his conduct was unlawful, and (2) all expenses incurred in connection with the investigation, defense, settlement or appeal of any legal action or proceeding brought against the director by or in the right of the Company by reason of any action taken or not taken by him in his capacity as a director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. The Company is not obligated under the terms of the Indemnity Agreements to indemnify its directors (a) for expenses or liabilities paid directly to the directors by directors’ and officers’ insurance, (b) on account of any claims against the directors for an accounting of profits made from the purchase or sale by directors of securities of the Company pursuant to Section 16(b) of the Securities Exchange Act, as amended, (c) if indemnification would not be lawful.

ITEM 16.              Exhibits.

Exhibit No.	Description of Exhibit
4.1	Specimen Common Stock Certificate (filed as Exhibit 4.2 to Matritech’s Registration Statement No. 33-46158 on Form S-1 and incorporated herein by reference).
4.2
Form of Purchase Agreement dated January 13, 2006 between Matritech and certain Purchasers (filed as Exhibit 4.1 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).

4.3
Form of Note dated January 13, 2006 issued by Matritech to various Purchasers (filed as Exhibit 4.2 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).

4.4
Form of Registration Rights Agreement dated January 13, 2006 between Matritech and various Purchasers (filed as Exhibit 4.3 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).

4.5	Form of Purchaser Warrant to Purchase Shares of Common Stock (filed as Exhibit 4.4 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).
4.6	Form of Placement Agent Warrant to Purchase Shares of Common Stock (filed as Exhibit 4.5 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference)
5.1	Opinion of Choate, Hall & Stewart LLP.*
23.1	Consent of Choate, Hall & Stewart LLP (contained in Exhibit 5.1).*
23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.*
24.1	Power of Attorney (included on page II-6 of the Registration Statement).*
* filed herewith.

Item 17.                Undertakings.

(A)           The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B)            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts, on June 15, 2006.

MATRITECH, INC.

By:	/s/ Stephen D. Chubb
Stephen D. Chubb
Director, Chairman and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen D. Chubb his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) hereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen D. Chubb	Director, Chairman and Chief Executive
Stephen D. Chubb	Officer (Principal Executive Officer)	June 15, 2006

/s/ David L. Corbet	Director, President and
David L. Corbet	Chief Operating Officer	June 15, 2006

/s/ Richard A. Sandberg	Director and Chief Financial Officer,
Richard A. Sandberg	(Principal Financial and Accounting Officer)	June 15, 2006

/s/ Walter O. Fredericks
Walter O. Fredericks	Director	June 15, 2006

/s/ Judith Kurland
Judith Kurland	Director	June 15, 2006

/s/ Bruce Lehman
Bruce Lehman	Director	June 15, 2006

/s/ Jonathan M. Niloff
Jonathan M. Niloff	Director	June 15, 2006

/s/ T. Stephen Thompson
T. Stephen Thompson	Director	June 15, 2006

/s/ C. William Zadel
C. William Zadel	Director	June 15, 2006

EXHIBIT LIST

Exhibit No.	Description of Exhibit
4.1	Specimen Common Stock Certificate (filed as Exhibit 4.2 to Matritech’s Registration Statement No. 33-46158 on Form S-1 and incorporated herein by reference).
4.2
Form of Purchase Agreement dated January 13, 2006 between Matritech and various investors (filed as Exhibit 4.1 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).

4.3
Form of Notes dated January 13, 2006 issued by Matritech to various Purchasers (filed as Exhibit 4.2 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).

4.4
Form of Registration Rights Agreement between Matritech and various Purchasers (filed as Exhibit 4.3 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).

4.5	Form of Stock Purchase Warrant to Purchase Shares of Common Stock (filed as Exhibit 4.4 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).
4.6	Form of Placement Agent Warrant to Purchase Shares of Common Stock (filed as Exhibit 4.5 to Matritech’s Current Report on Form 8-K filed on January 18, 2006 and incorporated herein by reference).
5.1	Opinion of Choate, Hall & Stewart LLP.*
23.1	Consent of Choate, Hall & Stewart LLP (contained in Exhibit 5.1).*
23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.*
24.1	Power of Attorney (included in signature page hereto).*
______________________________

* Filed herewith.